McKinley Acquisition Corporation

75 Second Ave., Suite 605
Needham, MA 02494
617-671-5148

August 7, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

RE:	McKinley Acquisition Corporation (the “Company”)
Registration Statement on Form S-1, as amended (File No. 333-288439) (the “Registration Statement”) Request for Acceleration of Effective Date

Ladies and Gentleman:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), the Company requests that the Securities and Exchange Commission take appropriate action to cause the Registration Statement to become effective on August 11, 2025 at 4:30 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Very truly yours, McKinley Acquisition Corporation

By:	/s/ Peter Wright
	Name:	Peter Wright
	Title:	Chief Executive Officer

cc:	Giovanni Caruso, Esq., Loeb & Loeb LLP